UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒          Form 40-F ☐

CONTENTS

On December 22, 2025, Nano-X Imaging Ltd. (the “Company”) convened its Annual General Meeting of Shareholders (the “Meeting”), however, it was adjourned for one day to the same time and place due to lack of quorum. Accordingly, the Company’s Meeting will be reconvened on Tuesday, December 23, 2025 at 03:00 p.m. (Israel time), at the Company’s offices at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602.

The contents of Exhibit 99.1 to this Form 6-K are incorporated by reference into the registration statements on Form F-3 (File No. 333-271688) and on Form S-8 (File No. 333-248322) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: December 22, 2025	By:	/s/ Ran Daniel
Ran Daniel
Chief Financial Officer

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